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EXHIBIT 1

Management's Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to "NAP" or the "Company" or similar terms refer to North American Palladium Ltd. and its subsidiaries. "LDI" refers to Lac des Iles, and "Cadiscor" refers to Cadiscor Resources Inc.

This Management's Discussion and Analysis ("MD&A") dated November 12, 2009 is intended to supplement and complement NAP's unaudited interim consolidated financial statements and related notes for the three and nine months ended September 30, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A also should be read in conjunction with both the audited consolidated financial statements and annual MD&A for the year ended December 31, 2008. Additional information regarding the Company, including its audited annual consolidated financial statements, the annual MD&A for the year ended December 31, 2009, and the most recent Form 40-F/Annual Information Form are on file with the US Securities and Exchange and the Canadian provincial regulatory authorities and available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company's LDI and Sleeping Giant mines will be successfully restarted or that, if restarted, it will operate profitably at prevailing commodity prices, or that the other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms "measured", "indicated" and "inferred" mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that "inferred" mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

In addition, U.S. investors are cautioned not to assume that any part or all of NAP's mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP's mineral reserves and mineral resources, see NAP's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

OUR BUSINESS

North American Palladium Ltd. (TSX: PDL, NYSE AMEX: PAL) is a Canadian-based precious metals company with assets in Canada. The Company owns the LDI palladium mine in northwestern Ontario, the Sleeping Giant gold mine in northwestern Quebec, several exploration properties in the Abitibi region of Quebec, and has a 50% joint venture interest in the Shebandowan property 100 kilometres southwest of the LDI mine. Although Sleeping Giant is operating and pouring gold, the LDI mine, which produces platinum, gold, nickel and copper in addition to palladium, is temporarily on care and maintenance due to low metal prices. The Company's vision is to build a diversified mid-tier precious metals company by restarting the LDI mine upon a sustainable recovery in palladium prices, by continuing an aggressive exploration program at LDI and in Quebec, and by its continued diversification into gold through accretive yet disciplined acquisitions.

EXECUTIVE SUMMARY

Recent Developments

The Company completed an equity offering of 16.0 million units at a price of $3.15 per unit for gross proceeds of $50.4 million on September 30, 2009. In connection with the offering, the Company granted the underwriters an over-allotment option to acquire up to an additional 2.4 million units at the public offering price. This option was subsequently exercised on October 8, 2009, providing additional gross proceeds of $7.6 million. On October 8, 2009, the Company also completed a private placement of 4,000,000 flow-through common shares at a price of $3.75 per share, for gross proceeds of $15.0 million. The total gross proceeds from these financings were $73.0 million.

NAP poured its first gold at its Sleeping Giant mine shortly after quarter end on October 6, 2009. NAP expects the mine to reach commercial production at the start of 2010 and produce approximately 50,000 ounces of gold annually.

In September 2009, the Company exercised its right to buy back a 1% net smelter return royalty on the Sleeping Giant gold mine for $1.0 million.

NAP's renewed commitment to exploration delivered results at the LDI mine:

•
Assay results from the Offset Zone returned similar grades to those in the Roby underground mine

•
Infill drilling extended the Cowboy Zone

•
Drilling in a mineralized footwall of the Offset Zone encountered a new mineralized zone called the Outlaw Zone

•
Favourable assay results from surface drilling on the West Pit continue to provide encouragement for exploration and consideration of open pit scenarios.

On November 5, 2009, the Company announced it acquired the Harricana North Property from Diagnos Inc. The Property is located in Quebec's Abitibi region north-north-west of Sleeping Giant. On August 27, 2009, NAP also signed a Letter of Agreement with Midland Exploration Inc. to earn an interest in the Laflamme gold property, which is strategically located between the Sleeping Giant mine and the Comtois gold deposit in the Abitibi region. Both of these transactions are consistent with NAP's objective to leverage Sleeping Giant's milling facilities and build a presence in the Abitibi.

Financial Highlights

The third quarter of 2009 saw a continued improvement in the price of palladium, platinum, gold and, to a lesser extent nickel. While encouraging, the metal price increases did not warrant the restart of the LDI mine, which the Company placed on care and maintenance in October 2008. Consequently, the results of operations for the three and nine months ended September 30, 2009 are not comparable to the same period last year, when the LDI mine was in full production.

NAP recorded cash used in operating activities of $6.7 million before changes in non-cash working capital for the quarter, or $0.06 per share1, as compared to $10.7 million, or $0.13 per share1, for the same quarter in 2008. Cash, cash equivalents and short-term investments were $93.1 million and working capital was $109.6 million as at September 30, 2009.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 20.

For the quarter ended September 30, 2009, there was no palladium production due to the LDI mine being on care and maintenance during the quarter as compared to 63,791 ounces in the third quarter last year.

Revenue after pricing adjustments for the quarter ended September 30, 2009 was $nil compared to negative $8.9 million in the third quarter last year.

Cash used in operations for the quarter ended September 30, 2009 was $9.0 million, a decline of $16.5 million, compared to cash provided by operations of $7.5 million in the third quarter last year.

The net loss for the quarter ended September 30, 2009 was $6.2 million or $0.06 per share compared to a net loss of $71.2 million or $0.85 per share in the third quarter last year, the quarter before the Company placed the LDI mine on care and maintenance.

Net working capital as at September 30, 2009 was $109.6 million (including cash and cash equivalents of $93.1 million) compared to $86.1 million as at December 31, 2008. At November 10, 2009 the Company had a cash balance of $110.2 million.

Operational Highlights

Sleeping Giant remains on track and on budget to reach an annual commercial production rate of 50,000 ounces of gold starting in the first quarter of 2010. The Company poured its first gold on October 6, 2009, and during the three months ended September 30, 2009, 10,230 tonnes of ore was hoisted from the underground mine, with 9,774 tonnes being processed by the mill.

Although the LDI mine remained on care and maintenance in the third quarter, the Company has retained key senior mine management personnel, facility security, a large exploration team, financial personnel in Thunder Bay, and corporate staff in Toronto. Management estimates that corporate overhead, personnel costs and facility and maintenance expenditures at the mine will be in the range of $5.0 million to $6.0 million per quarter, excluding discretionary investment in exploration activities.

The Company continues to re-evaluate the current mine plan and mill configuration with a view to reducing the mine's operating costs during the temporary care and maintenance period. NAP believes it will be well-positioned to restart production at the LDI mine when a sustainable recovery in the price of palladium in combination with stronger by-product metal prices and the relative strength of the Canadian dollar is achieved.

Exploration Highlights

The Company's focus at the LDI mine has been to increase its understanding of the mineralization in the mine, and increase its reserves and resources. Exploration has been targeted on the Offset Zone, the Cowboy Zone, and, since their recent discoveries, the Outlaw Zone and West Pit. NAP incurred $2.6 million in exploration expenses in the quarter, compared to $4.2 million in the same quarter last year.

The discovery of the Cowboy and Outlaw Zones has resulted in the decision to expand the exploration effort at the LDI mine to define the limits, size and grade of the Offset Zone, as well as the other two new zones, and pursue other possible mineralized zones that were identified as a result of this initial exploration effort.

The Company has retained Scott Wilson Roscoe Postle Associates Inc. ("RPA") to prepare a resource update that will include the results of all the drilling completed in 2009. NAP expects this resource update to be available early in the second quarter of 2010. The Company, assisted by Nordmin Engineering Ltd. ("Nordmin"), will also work towards completing an advanced preliminary economic assessment that will incorporate the resource update prepared by RPA. This advanced preliminary economic assessment is expected to be available in the third quarter of 2010.

At Sleeping Giant, the Company has commenced an infill drill zone delineation program with the hope of building on previous exploration success of adding to its mine life and upgrading the mine's resources.

Outlook

The Company's management team believes it is delivering on its vision to create a diversified mid-tier precious metals company. Its palladium mine offers significant leverage to the price of palladium, which NAP believes will increase due to increased demand and limited supply. The Company's renewed commitment to exploration is yielding results at the LDI mine, and investments in the Abitibi region of Quebec are consistent with NAP's goal of becoming a 250,000 ounce annual producer of gold.

Management expects there will be many other attractive strategic opportunities to consider in the current environment. The Company will use its strong balance sheet to pursue gold acquisition and joint venture opportunities aggressively, but with discipline to ensure it pursues only those transactions that can deliver enhanced and sustainable shareholder value.

FINANCIAL REVIEW

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Metal sales are recognized in revenue at provisional prices when delivered to a third party smelter or refinery for treatment; however, final pricing is not determined until the refined metal is sold, which in the case of LDI metal sales, can be up to six months later. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

For the three months ended September 30, 2009, revenue before pricing adjustments was $nil compared to $35.3 million in the same period last year, which reflects no production from the LDI mine during the quarter. The Company expects the Sleeping Giant mine to reach commercial production by early 2010.

Pricing adjustments from silver settlements and the mark-to-market of concentrate awaiting settlement in the third quarter of 2009 were nominal. This compares to negative pricing adjustments in the third quarter of 2008 of $44.2 million ($47.2 million negative commodity price adjustment partially offset by a $3.0 million positive foreign exchange adjustment).

For the three months ended September 30, 2009, revenue after pricing adjustments was $nil compared to negative $8.9 million in the same period last year. For the nine months ended September 30, 2009, revenue before pricing adjustments was $nil compared to $138.8 million in the same period last year, which reflects no production at the LDI mine during the period.

Positive pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement in the nine months ended September 30, 2009 increased revenue by $3.8 million ($4.4 million favourable commodity price adjustment partially offset by a $0.6 million negative foreign exchange adjustment). This compares to negative pricing adjustments in the same period last year of $24.6 million ($31.4 million negative commodity price adjustment partially offset by a $6.8 million positive foreign exchange adjustment).

For the nine months ended September 30, 2009, revenue after pricing adjustments was $3.8 million compared to $114.1 million in the same period last year.

The balance of the palladium sales were settled during the three months ended June 30, 2009. Final pricing on palladium sales settled during the nine months ended September 30, 2009 realized an average price of US$204 per ounce, a decrease of 50% compared to an average price of US$410 in the same period last year, as set out in the following table:

Average Realized Metal Prices and Exchange Rates

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Palladium – US$/oz	$–	$325	$204	$410
Platinum – US$/oz	$–	$1,464	$1,025	$1,752
Gold – US$/oz	$–	$868	$896	$886
Nickel – US$/lb	$–	$9.18	$4.80	$11.23
Copper – US$/lb	$–	$3.59	$1.45	$3.55

Average exchange rate (Bank of Canada) – CDN$1 = US$	US$0.91	US$0.96	US$0.83	US$0.98

Provisionally priced concentrate awaiting settlement at September 30, 2009 reflects unrealized silver settlements, which have been marked-to-market based on the quarter-end spot metal price and exchange rate. For comparison purposes, the following table details the recorded spot metal prices and exchange rate for the specified metals:

Spot Metal Prices* and Exchange Rates

	November 12 2009	September 30 2009	June 30 2009	March 31 2009	December 31 2008	December 31 2007

Palladium – US$/oz	$355	$294	$249	$215	$183	$364
Platinum – US$/oz	$1,365	$1,287	$1,186	$1,124	$898	$1,530
Gold – US$/oz	$1,115	$996	$934	$916	$869	$836
Nickel – US$/lb	$7.30	$7.86	$7.26	$4.27	$4.90	$11.70
Copper – US$/lb	$2.93	$2.78	$2.31	$1.83	$1.32	$3.03

Exchange rate (Bank of Canada) – CDN$1 = US$	US$0.95	US$0.93	US$0.86	US$0.79	US$0.82	US$1.01

*
Based on the London Metal Exchange

Operating Expenses

For the three months ended September 30, 2009, total care and maintenance costs at the LDI mine were $2.5 million compared to $nil in same period of 2008. Due to the mine closure, no palladium was produced in the three and nine months ended September 30, 2009. Total production costs for the three months ended September 30, 2008 were $31.4 million. In the third quarter of 2008, unit cash costs1, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$530 per ounce of palladium. For the nine months ended September 30, 2009, total care and maintenance costs were $8.8 million compared to $nil in the same period of 2008. Total production costs for the nine months ended September 30, 2008 were $92.7 million and unit cash costs2 were US$260 per ounce of palladium.

Inventory pricing adjustments for the three months ended September 30, 2009 were favourable $0.6 million (2008 – unfavourable $5.6 million) and reflect the adjustment of ore inventories to net realizable value due to the increase in metal prices partially offset by the strengthening of the Canadian dollar during the quarter. For the nine months ended September 30, 2009, the inventory pricing

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 20.

adjustments were favourable $3.6 million (2008 – unfavourable $5.5 million) and reflect the adjustment of ore inventories to net realizable value due to the increase in metal prices partially offset by the strengthening of the Canadian dollar during this period.

Smelter treatment, refining and freight costs for the three months ended September 30, 2009 were $nil compared to $6.5 million in the corresponding period in 2008. For the nine months ended September 30, 2009, smelter treatment, refining and freight costs were $0.1 million compared to $18.1 million in the corresponding period in 2008. The $0.1 million cost reflects final pricing and assay adjustments on concentrate shipments made prior to the October 2008 mine shutdown.

Non-cash amortization was $0.1 million in the third quarter of 2009 compared to $13.0 million in the corresponding period in 2008. For the nine months ended September 30, 2009, non-cash amortization was $0.2 million compared to $32.9 million in the corresponding period in 2008. The lower amortization expense for the three and nine months ended September 30, 2009 is due to the lack of palladium production at LDI, as the majority of the mining interests are amortized using the unit of production method. With respect to the Sleeping Giant mine, there is no amortization expense associated with this mine since it is still in the development phase. Upon reaching commercial production, the Sleeping Giant mine will commence amortization of its mining interests using the unit of production and straight line methods of amortization. The amortization expense for the three and nine months ended September 30, 2009 reflects amortization of vehicles still in use while the LDI mine is on a care and maintenance basis, as well as computer equipment in use at the Sleeping Giant mine.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. In the opinion of the Company's management, during 2009 there were no events or changes in circumstances giving rise to an impairment in the carrying value of long-lived assets. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

For the three and nine months ended September 30, 2009, the loss on disposal of equipment was $nil compared to $0.5 million and $1.6 million respectively, in the same periods last year. The loss of $0.5 million and $1.6 million for the three and nine months ended September 2008 respectively, represented the unamortized value of component parts of equipment replaced reflecting the adoption of the CICA Handbook Section 3031.

For the three months ended September 30, 2009, asset retirement costs were $0.1 million compared to $0.2 million in the same period last year. For the nine months ended September 30, 2009, asset retirement costs were $0.3 million compared to $0.5 million in the same period last year. The reduction in the asset retirement costs for 2009 is based on the revised estimated cash flows within the Company's most recent mine plan and no amortization due to the lack of palladium production. This reduction in the asset retirement costs is partially offset by the increase in asset retirement costs associated with the Sleeping Giant mine.

For the three months ended September 30, 2009, the Company recorded a loss from mining operations of $2.1 million, compared to last year's third quarter loss of $66.0 million, and reflects the LDI mine being on care and maintenance during the quarter. For the nine months ended September 30, 2009, the Company recorded a loss from mining operations of $1.9 million, compared to $37.0 million, before an insurance recovery of $13.8 million, for the same period last year.

Other Expenses

General and administration expenses for the three months ended September 30, 2009 of $1.8 million decreased by $2.0 million compared to $3.8 million in the same period last year. The corresponding period in the prior year included a charge of $0.8 million relating to the wind up of the Arctic Platinum Project ("APP") in Finland and accrued severance payments of $0.6 million. For the nine months ended September 30, 2009, general and administration expenses increased by $0.2 million to $6.1 million, compared to $5.8 million in the same period as last year due to acquisition of Sleeping Giant mine.

Exploration expenditures for the three months ended September 30, 2009 were $2.6 million compared to $4.2 million in the corresponding period last year, and for the nine months ended September 30, 2009, exploration expenditures were $8.9 million compared to $18.4 million in the corresponding period last year, and are comprised as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Offset Zone project	$1,502	$674	$5,457	$1,442
LDI property	837	429	2,977	1,189
Shebandowan West nickel- copper-PGM project	27	3,322	113	6,368
Sleeping Giant property	254	–	254	–
Discovery Project	3	–	146	–
Arctic Platinum Project	–	(194)	–	9,401

Total exploration expenditures	$2,623	$4,231	$8,947	$18,400

For the three and nine months ended September 30, 2009 there were no expenditures on the APP as all interests in the APP reverted back to Gold Fields Limited in the latter part of 2008.

In light of the sharp decline in nickel prices in the latter half of the previous year, the Company ceased all activities late 2008 on the Shebandowan joint venture, including at the Shebandowan West project.

Interest and other income for the three months ended September 30, 2009 was $0.2 million compared to a cost of $0.1 million in the corresponding period last year, an increase of $0.3 million. The reduced interest and other costs are due primarily to lower interest and accretion expenses of $0.5 million relating to the convertible notes payable, which were fully repaid in the fourth quarter of 2008, offset by lower interest income earned on short term interest bearing deposits. For the nine months ended September 30, 2009, interest and other income was $1.5 million compared to a cost of $3.0 million in the same period last year, an increase of $4.5 million. The reduced interest and other costs are due primarily to lower interest and accretion expenses of $3.9 million relating to the convertible notes payable. Also reflected in the nine months ended September 30, 2009 is $0.7 million in realized gains on investments.

The foreign exchange gain for the three months ended September 30, 2009 was $0.1 million compared to $0.2 million in the corresponding period last year. The corresponding period in the prior year included a $0.4 million foreign exchange gain related to the Arctic Platinum Project in Finland that reflected the strengthening of the Canadian dollar against the euro, offset partially by a foreign exchange loss of $0.2 million on the translation of the Company's US dollar denominated convertible notes, capital leases and credit facilities. For the nine months ended September 30, 2009, the foreign exchange loss was $0.3 million compared to a foreign exchange gain of $0.5 million in the corresponding period last year, resulting in an unfavourable foreign exchange impact of $0.8 million. The corresponding period in the prior year included a $1.6 million foreign exchange gain related to the Arctic Platinum Project in Finland that reflected the strengthening of the Canadian dollar against the euro, offset partially by a foreign exchange loss of $1.1 million on the translation of the Company's US dollar denominated convertible notes, capital leases and credit facilities.

Income and Mining Taxes

For the three months ended September 30, 2009, the Company's income and mining tax expense was $nil compared to a recovery of $2.7 million in the same period last year. Given the substantial unrecognized tax benefits already available to the Company, no additional tax benefits were recorded in respect of the current period losses. The prior period mostly reflected the recovery of future mining taxes resulting from realized losses partially offset by an increase in the mining taxes relating to prior years. For the nine months ended September 30, 2009, the Company's income and mining tax expense was $nil compared to a recovery of $1.7 million in the same period last year, reflecting recovery of future income taxes created on the renunciation of exploration expenses related to a previous flow-through share offering.

Net Loss

For the three months ended September 30, 2009, the Company reported a net loss of $6.2 million or $0.06 per share compared to a net loss of $71.2 million or $0.85 per share in the same period last year. For the nine months ended September 30, 2009, the Company reported a net loss of $15.7 million or $0.17 per share compared to a net loss of $48.3 million or $0.59 per share in the same period last year.

Summary of Quarterly Results

(expressed in thousands of Canadian dollars except per share amounts)

	2009			2008				2007

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue – before pricing adjustments	$–	$–	$–	$9,642	$35,331	$52,403	$51,052	$44,938
Pricing adjustments:
Commodities	10	354	4,018	(7,189)	(47,203)	581	15,178	1,799
Foreign exchange	(9)	(1,568)	1,012	8,889	2,992	(743)	4,558	(231)

Revenue – after pricing adjustments	$1	$(1,214)	$5,030	$11,342	$(8,880)	$52,241	$70,788	$46,506

Cash provided by (used in) operations*	(8,950)	11,449	14,464	(16,563)	7,483	5,830	10,100	10,521
Exploration expense	2,623	3,916	2,408	4,670	4,231	7,115	7,054	5,179
Net income (loss)	(6,194)	(9,806)	347	(112,419)	(71,242)	10,387	12,595	(11,088)
Net income (loss) per share	$(0.06)	$(0.11)	$0.00	$(1.31)	$(0.85)	$0.13	$0.16	$(0.19)
Fully diluted net income (loss) per share	$(0.06)	$(0.11)	$0.00	$(1.31)	$(0.85)	$0.13	$0.15	$(0.19)

*
Includes exploration expense.

After peaking in March 2008 at US$582 per ounce the price of palladium has declined by 66% to US$199 per ounce at the end of September 30, 2008. Consequently, the Company decided to put the LDI mine on care and maintenance in October 2008 as a result of this decline in the palladium price.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Cash provided by (used in) operations prior to changes in non-cash working capital	$(6,655)	$(10,691)	$(22,478)	$15,523
Changes in non-cash working capital	(2,295)	18,174	39,441	7,890

Cash provided by (used in) operations	(8,950)	7,483	16,963	23,413
Cash provided by (used in) financing	46,482	(2,059)	41,966	4,261
Cash used in investing	(5,626)	(11,545)	(8,869)	(35,853)

Increase (decrease) in cash and cash equivalents	$31,906	$(6,121)	$50,060	$(8,179)

For the three months ended September 30, 2009, cash used in operations prior to changes in non-cash working capital was $6.7 million, compared to $10.7 million in the same period last year, a decrease of $4.0 million. This decrease is due primarily to the reductions of production costs ($31.0 million), smelter treatment, refining and freight costs ($6.5 million), inventory pricing adjustments ($2.7 million), general and administration costs ($2.0 million) and exploration costs ($1.6 million), offset by decreases in revenue after pricing adjustments ($36.7 million) and realized foreign exchange gains ($0.5 million) and an increase in care and maintenance costs ($2.5 million).

For the nine months ended September 30, 2009, cash used in operations prior to changes in non-cash working capital was $22.5 million, compared to cash provided by operations of $15.5 million in the same period last year, a reduction of cash provided of $38.0 million. This decrease is due primarily to the reductions of production costs ($91.7 million), smelter treatment, refining and freight costs ($18.0 million), inventory pricing adjustments ($2.0 million) and exploration costs ($9.5 million), offset by decreases in revenue after pricing adjustments ($135.0 million), insurance recovery ($13.8 million) and realized foreign exchange gains ($2.1 million) and an increase in care and maintenance costs ($8.4 million).

For the three months ended September 30, 2009, non-cash working capital increased by $2.3 million, representing an additional $20.5 million increase compared to a decrease of $18.2 million in the same period last year. The $20.5 million increase is due to a further reduction of the concentrate awaiting settlement balance ($1.4 million), other assets ($12.5 million), inventories and stockpiles ($5.0 million), taxes recoverable ($0.9 million), and accounts payable and accrued liabilities ($0.7 million), as compared to the same period last year.

For the nine months ended September 30, 2009, non-cash working capital decreased by $39.4 million, which represented an additional $31.5 million decrease compared to a decrease of $7.9 million in the same period last year. The $31.5 million decrease is due to the further reduction of the concentrate awaiting settlement balance ($39.8 million), other assets ($4.5 million), and taxes recoverable ($0.8 million), offset by a decrease in accounts payable and accrued liabilities ($9.1 million), and an increase in inventories and stockpiles ($4.5 million), as compared to the same period last year.

Except for silver, there is no concentrate awaiting settlement at September 30, 2009. The decrease in the physical quantities of metal in the concentrate awaiting settlement was partially offset by an increase in commodity prices used to value the concentrate awaiting settlement and a weakening in the Canadian dollar, resulting in a $43.0 million (100%) decrease in the value of concentrate awaiting settlement as at September 30, 2009, compared to December 31, 2008.

After allowing for non-cash working capital changes, cash used in operations was $8.9 million for the three months ended September 30, 2009 compared to cash provided by operations of $7.5 million in the same period last year. For the nine months ending September 30, 2009, cash provided by operations was $17.0 million compared to $23.4 million in the corresponding period last year.

Financing activities for the three months ended September 30, 2009 provided cash of $46.5 million and reflected the $47.4 million net proceeds received from the September 2009 equity offering, offset by the scheduled repayment of debt compared to a use of cash of $2.1 million in the same period last year. For the nine months ending September 30, 2009, financing activities provided cash of $42.0 million compared to $4.3 million in the same period last year. In the prior year the underwriters of the December 2007 equity offering exercised an over-allotment option that increased the net proceeds of the offering by $10.5 million, which was recorded in 2008.

On September 30, 2009, the Company completed an equity offering of 16.0 million units at a price of $3.15 per unit, for net proceeds of $46.9 million. Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase an additional common share at a price of $4.25 per share, subject to adjustment, at any time on or prior to September 30, 2011 subject to early termination in certain circumstances. In connection with the offering the Company granted the underwriters an over-allotment option exercisable at any time until October 22, 2009 to acquire up to an additional 2.4 million units at the public offering price. This option was subsequently exercised in October 2009, providing additional gross proceeds of $7.6 million. The Company intends to use the net proceeds of the sale of the units for exploration and development expenditures at the Company's LDI property and Sleeping Giant gold mine, to fund capital expenditures and working capital requirements for a potential future restart of the Lac des Iles palladium mine, and for general corporate purposes, which may include future acquisitions. The Company also completed a private placement of 4,000,000 flow-through common shares at an exercise price of $3.75 per share, for total gross proceeds of $15.0 million.

The Company's total debt position decreased to $2.0 million at September 30, 2009 from $7.6 million at December 31, 2008. For the three months ended September 30, 2009, the reduction in debt includes scheduled repayments of the senior credit facilities ($0.5 million) and scheduled capital lease repayments ($0.4 million).

Investing activities required $5.6 million of cash for the three months ended September 30, 2009, the majority of which was attributable to the development of the Sleeping Giant mine ($5.2 million). In the quarter ended September 30, 2008, there were $11.5 million of investing activities associated with the LDI mine that primarily related to the expansion of the tailings management facilities ($8.9 million), underground mine development and sustaining capital ($1.1 million), and purchase of major spare parts ($0.7 million). For the nine months ended September 30, 2009, investing activities required cash of $8.9 million, of which $0.9 million was attributable to transaction costs associated with the acquisition of Cadiscor and $7.8 million related to additions to mining interests, of which $6.9 million reflect the development of the Sleeping Giant mine. For the nine months ended September 30, 2008, investing activities required $35.9 million for net additions to mining interests at the LDI mine. The majority of the additions related to the expansion of the tailings management facilities ($24.9 million), underground mine development and sustaining capital ($3.3 million), and sustaining capital for surface operations ($6.3 million) and the mill ($1.3 million).

Capital Resources

As at September 30, 2009 the Company had cash and cash equivalents of $93.1 million compared to $43.1 million as at December 31, 2008. The funds are largely invested in guaranteed investment certificates and short term interest bearing deposits at a major Canadian chartered bank. At November 10, 2009 the Company had a cash balance of $110.2 million.

The Company has sufficient cash resources to restart the Sleeping Giant mine. The cash flow from the Sleeping Giant, together with the Company's cash reserves, are expected to be sufficient to meet the Company's requirements in the near term.

Contractual Obligations

As at September 30, 2009	Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	1 Year	2-3 Years	4-5 Years *

Senior credit facility	$503	$503	$–	$–
Capital lease obligations	1,598	914	508	175
Operating leases	1,061	571	452	38
Purchase obligations	3,483	3,483	–	–

	$6,645	$5,471	$960	$213

*
There are no payments due after five years.

Related Party Transactions

There were no related party transactions to report for the three and nine month periods ending September 30, 2009.

OUTSTANDING SHARE DATA

As of November 10, 2009, there were 127,383,051 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 1,575,500 common shares of the Company at a weighted average exercise price of $4.58, as well as options outstanding pursuant to the Cadiscor Stock Option Plan entitling holders thereof to acquire 831,600 common shares of the Company at a weighted average exercise price of $2.53. As of the same date, there were also 13,489,898 and 8,330,000 warrants outstanding each warrant entitling the holder thereof to purchase one common share at a weighted average exercise price of US$6.01 and $4.17, respectively.

REVIEW OF OPERATIONS

Lac des Iles Property

The LDI mine consists of an open pit mine, an underground mine, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (idle since 2001) with a nominal capacity of approximately 2,400 tonnes per day. The primary deposits on the property are the Roby Zone (a disseminated magmatic nickel-copper-PGM deposit) and the Offset Zone. On October 21, 2008 the Company announced that, due to depressed metal prices, it was temporarily placing its LDI mine on a care and maintenance basis effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees.

LDI Mine

During the three months ended September 30, 2009, no ore was extracted from the LDI underground mine. During the same period last year, 186,018 tonnes were extracted with an average palladium grade of 5.41 grams per tonne. In the LDI open pit operation no ore was extracted for the three months ended September 30, 2009, compared to 920,065 tonnes of ore extracted at an average palladium grade of 1.83 grams per tonne in the same period last year. The strip ratio for the three months ended September 30, 2008 was 2.28. During the nine months ended September 30, 2009, no ore was extracted from the LDI underground mine. During the same period last year, 569,184 tonnes were extracted with an average palladium grade of 5.63 grams per tonne. In the LDI open pit operation no ore was extracted for the nine months ended September 30, 2009, compared to 2,857,465 tonnes of ore extracted at an average palladium grade of 1.79 grams per tonne in the same period last year. The strip ratio for the nine months ended September 30, 2008 was 2.29.

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic metre and 23 cubic metre shovels, 190 tonne trucks, 187 millimetre blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine commenced in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 metres below the surface where it is truncated by an offset fault. Commercial production from the underground mine commenced on April 1, 2006. For the three months ended June 30, 2009, no ore was extracted from the underground mine. During the same period last year, the underground ore had an average head grade of 5.82 grams per tonne of palladium.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 metres floor to floor including a 15 metre to 25 metre sill pillar below each haulage level. Stopes are 45 metres to 55 metres high by the width of the ore body. Total intake ventilation for the mine is designed to be 205 cubic metres per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the rate of production prior to being placed on temporary care and maintenance on October 29, 2008, open pit ore reserves would have had another nine months of mine life and the underground mining operation would have continued for another one and a half years. At much higher than current commodity prices the open pit may return to operation. However, it is expected that in the future, the higher grade ore at the pit bottom likely will be accessed from the Roby underground mine.

When operations resume, the Company expects that the Roby underground mine and higher grade stockpiles will support production, at lower tonnage levels but higher grade than historical production. During this period, it is anticipated that development work on the Offset Zone will commence with the objective of achieving a seamless changeover from the Roby underground to the Offset Zone. A preliminary economic assessment of the Offset Zone released in May 2008 indicated that the Offset Zone could extend underground mining operations to 2018, with production of 6,000 tonnes per day by 2012 and producing 250,000 ounces of palladium annually.

As currently envisaged, the Company would continue mining the Roby Zone, using underground mining methods, for two years while developing the Offset Zone which could add up to ten years of additional mine life. The Company believes the mine could resume operations within three months of a start-up decision.

LDI Mill

The mill did not process any ore during the three months ended September 30, 2009. During the same period last year, the mill processed 1,165,372 tonnes of ore at an average of 12,667 tonnes per operating day, producing 63,791 ounces of palladium at an average palladium head grade of 2.29 grams per tonne, with a palladium recovery of 74.4%, and mill availability of 88.0%. During the nine months ended September 30, 2009, the mill did not process any ore. During the same period last year, the mill processed 3,456,782 tonnes of ore at an average of 12,616 tonnes per operating day, producing 190,673 ounces of palladium at an average palladium head grade of 2.28 grams per tonne, with a palladium recovery of 75.2%, and mill availability of 88.4%.

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed to the 15,000 tonne per day mill. This mill was commissioned in 2001 and uses a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper. This mixture of coarse and fine material feeds to the SAG mill to increase mill throughput. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit comprised of rougher/scavengers and four stages of cleaning. One flotation circuit in the mine's original mill is currently connected to the new mill to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

For the three months ended September 30, 2009, the mill did not process any ore. In the same period last year, the mill processed 1,165,372 tonnes of ore or 12,667 tonnes per operating day at an average palladium head grade of 2.29 grams per tonne with an average palladium recovery of 74.4%. In the third quarter of 2009, the Company did not produce palladium. For the three months ended September 30, 2008, the Company produced 63,791 ounces of palladium.

Total production costs (mining and milling) per tonne of ore milled for the three months ended September 30, 2008 were $26.90. For the three months ended September 30, 2008 cash costs1, including direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$530 per ounce of palladium.

1
Non-GAAP measure. Please refer to Non-GAAP Measures on page 20.

Sleeping Giant Property

The Sleeping Giant gold mine is composed of four mining leases and 69 mining claims surrounding the mining infrastructures, and consists of an underground mine and a mill.

Sleeping Giant Mine

During the three months ended September 30, 2009, 10,230 tonnes of ore was hoisted from the underground mine, with 9,774 tonnes being processed by the mill. Until the mine reaches commercial production, anticipated in early 2010, all costs associated with achievement of commercial production, net of preproduction revenue from gold sales, are capitalized.

The Sleeping Giant gold mine was in production from 1988 to 1991 and 1993 to September 2008, when it was placed on care and maintenance by its previous owner. At the end of 2008, cumulative production was approximately 960,000 ounces of gold at an average grade of about 11.44 grams per tonne gold.

The mine is accessed by a four-compartment production shaft with a total depth of 1,053 metres. Levels are spaced at 45 metres from surface to 235 metres, and from there to 975 metres are spaced at 60 metres. The exploration shaft and various raises allow all portions of the mine to be ventilated with fresh air. An ore pass and a waste pass allow material to be handled and raised to the surface. The deepest working level of the mine is 975 metres. The mine uses 3 and 5 tonne electric locomotives and cars.

Three mining methods have been used to extract ore, with the method being determined according to the dip of a particular zone. For slopes over 65 degrees, long-hole and shrinkage stope extraction is used. For slopes between 65 and 45 degrees, the method employed is generally shrinkage stope mining (with some stopes mined by long-hole methods). For slopes below 45 degrees, the room and pillar extraction method is used.

Sleeping Giant Mill

At September 30, 2009, the mill contained approximately 970 ounces of gold, which was included in inventory and valued at net realizable value, as it had not been sold by the end of the quarter.

The mill was originally built to use the Merrill-Crowe process. However, by 1998 the material used for the Merril-Crowe process had deteriorated and engineering studies recommended a change to a carbon-in-leach plant, which resulted in increased recoveries and decreased costs. This system also reduces the demand for fresh water, as well as the amount of water that needs to be treated. The Sleeping Giant mill has a nameplate capacity of 900 tonnes per day and was operating at approximately 800 tonnes per day in August 2008.

The Sleeping Giant mill produces gold-silver doré bars that are transported by a licensed armoured car services company to Johnson Matthey Ltd.'s refinery in Brampton, Ontario for further purification. The Company expects to sell its refined gold to banks, bullion dealers and/or refiners based on prevailing spot prices at the time of such sales.

EXPLORATION UPDATE

Lac des Iles Property

Offset Zone

The Offset Zone of the LDI property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. An updated mineral resource estimate was prepared by RPA in January 2009. The report showed that the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone at similar grades, and remains open along strike to the north, south and at depth.

Following the updated resource estimate for the Offset Zone, the Company engaged Nordmin to assist in assessing the optimal mining and milling configuration of developing the upper portion of the Offset Zone. The discovery of two new PGM Zones, named the Cowboy and Outlaw Zones, has resulted in the decision to expand the exploration effort to define the limits, size and grade of the Offset Zone and to pursue other possible mineralized zones that were identified as a result of this initial exploration effort. Accordingly, Nordmin will instead work towards completing an advanced preliminary economic assessment, expected to be available by the second quarter of 2010.

The advanced preliminary economic assessment will take into account a resource update to be prepared by RPA, which will include the results of drilling completed in 2009. The Company expects this resource update to be available early in the second quarter of 2010.

Based on the work done to date with Nordmin, and recent exploration success, the Company believes that the most efficient way to mine the Offset Zone is by way of shaft access, with a capacity of approximately 5,000 tonnes per day. The mining method to be utilized is "Large Scale Shrinkage", similar to the mining method used by Agnico-Eagle Limited at their Goldex mine in Quebec. This method slightly increases the overall upfront capital requirements but is expected to significantly reduce the operating costs compared to other mining methods. This mining method entails drilling off and blasting an entire ore zone and pulling the ore from the bottom horizon. Slim ore pillars are left in lower grade ore areas where possible in order to minimize ground control issues. Preliminary work suggests that mining costs would be similar to Goldex mine.

The 2009 drill program was planned to increase the tonnage and grade of the mineral resource in the upper part of the Offset Zone, upgrade resources from inferred to indicated, and discover new resources. Phase 1 of the drill program was completed in June 2009 and consists of 38 infill holes for 21,150 metres in the upper south quadrant. The program decreased the drill hole spacing to 30 metres. Phase 2 of the Offset Zone drill program commenced in mid-July 2009 and is scheduled for completion by December 31, 2009. The program plan consists of 35 infill drill holes for 15,000 metres in the upper north quadrant and four exploration holes farther to the north and south, for a total of 18,000 metres of drilling. The infill drilling is planned to decrease the drill hole spacing to 30 metres in this part of the Offset Zone. During the third quarter, 13 of the infill holes have been drilled for a total of 5,000 metres, which means that one-third of the infill drilling has been completed. Full preliminary assay results are available for eight of the drill holes and partial preliminary assay results for three more holes.

Cowboy Zone

In addition to infill drilling of the Offset Zone, Phase 2 is also expanding the lateral and vertical limits of the recently discovered Cowboy Zone. With assay results from only the first 11 of 35 planned holes, the Phase 2 drilling to date has extended the limit of the Cowboy Zone 180 metres farther to the north and 50 metres farther down dip. These assay results are higher than those returned for the Phase 1 drilling. Phase 2 drilling continues.

New Zone: Outlaw Zone

A 750-metre long underground exploration hole was designed to test the contact of the favourable LDI intrusion and the unmineralized country rock on section 502N. This long underground exploration hole, did not reach the contact due to drill rig limitations. It did, however, intersect a significant interval of PGE mineralization within the intrusion, to the west of the Offset Zone and the Cowboy Zone. Referred to as the Outlaw Zone, this new zone of mineralization is hosted by gabbro, like the Cowboy Zone. Future drill programs will be designed to explore the lateral and vertical limits of the Outlaw Zone, and establish its orientation, geometry and internal continuity. Nevertheless, it is apparent from these results that PGE mineralization at LDI remains open to the west.

West Pit

The surface drill program in the West Pit area of the LDI mine property was planned to follow up on historic and previous drill results and discover new mineralized zones adjacent to the open pit mine. Fifteen holes were drilled from within 150 metres of the west wall of the open pit with assays that were of higher grade than the historic average grade of 1.8 grams per tonne palladium at the LDI open pit mine. The combination of these assay results and the close proximity of the PGE mineralized intersections provides strong encouragement for follow up exploration drilling and consideration of possible open pit mining scenarios.

North LDI

In addition to the Company's mining, development and exploration activities at the LDI mine, grassroots exploration is an integral part of the growth strategy. In 2008, the grassroots exploration projects involved trenching on the North LDI area, north of the LDI mine, and trenching and drilling on the Mine Block Intrusion, east of the LDI mine. Individual project areas on the Mine Block Intrusion that saw exploration activities were the North VT Rim, South VT Rim, Baker Zone and Creek Zone.

For 2009, a follow up five hole drill program was planned for North LDI. The drill holes were designed to test under mineralized trenches from which samples returned up to 7.0 grams per tonne PGM plus gold. They were also designed to test the nested intrusion model for the North LDI area, based on the results of a historic airborne geophysical survey. As at the date of this MD&A, two holes were completed and assay results were not significant. The North LDI program was suspended pending further desk-top studies and generation of high quality targets for drill testing in 2010.

Sleeping Giant Mine Property

In December 2007 Cadiscor commenced a 19,000 metre underground exploration program costing $2.4 million to test for the presence of gold mineralization below the deepest mine level (-975 metres). Cadiscor engaged GENIVAR to validate the geological interpretation and the known mineralized zones at the mine. In their NI 43-101 report2, GENIVAR concluded that Sleeping Giant Mine had measured and indicated resources of 489,200 tonnes at an average grade of 9.7 grams per tonne gold for 152,743 ounces of gold. Within this geological resource, GENIVAR engineering studies identified mineral Proven and Probable reserves accessible via current workings totalling 235,300 tonnes at an average grade of 9.3 grams per tonne gold for 70,350 ounces of gold. The Company has commenced an infill drill program zone delineation and upgrade resources to follow up on the previous very successful exploration program.

2
The Technical Report was issued on October 8, 2008 and was prepared under the supervision of Tyson Birkett, Josée Couture and Christian Bézy, all of whom were qualified persons and independent of Cadiscor.

Discovery Property

Following a successful 2007-2008 drilling program, Cadiscor hired InnovExplo to update the previous NI 43-101 report on the Discovery gold deposit. The new NI 43-101 resource estimate3 increased the measured and indicated resource by 15%, for a total of 1,282,082 tonnes grading 5.75 grams per tonne gold (237,075 ounces of gold). In addition, the inferred resource increased by 56% to 1,545,500 tonnes grading 5.93 grams per tonne gold (294,473 ounces of gold). In September 2008, InnovExplo completed a preliminary economic assessment that confirmed the project to be economically feasible and generate positive cash flow under certain assumptions. The Discovery gold deposit is 70 kilometres east of Sleeping Giant and is accessible by established logging roads.

3
The Technical Report was issued on August 1, 2008 and was prepared under the supervision of Carl Pelletier, a qualified person who was independent of Cadiscor.

Flordin, Cameron Shear and Florence Properties

In 2008, Cadiscor, which was acquired by the Company, carried out preliminary exploration drilling on the Flordin property at a cost of $0.3 million and the Cameron Shear property at a cost of $0.2 million. Drilling on Flordin intersected several mineralized zones, expanding their lateral and depth dimensions and confirming the exploration potential of the property. The Company has an option to earn a 50% interest in the Cameron Shear property, which is currently 100% owned by Canadian Royalties Inc. Florence is a small 100% Cadiscor-owned property which is located north and adjacent to the Cameron Shear property. These properties are adjacent east of the Discovery gold deposit.

Laflamme Gold Property

During the third quarter of 2009, the Company signed a letter of agreement with Midland Exploration Inc. ("Midland") to earn an interest in the Laflamme gold property. Strategically located between the Company's Sleeping Giant gold mine and the Comtois gold deposit in Quebec's Abitibi region, the Laflamme gold property consists of 410 claims covering a surface area of approximately 220 square kilometres west of Lebel-sur-Quevillon. Laflamme offers excellent potential for gold mineralization. A recent study conducted by the Ministère des Ressources naturelles et de la Faune du Québec ("MNRF") has identified a list of gold-bearing targets in major structures that appear on the property. The Laflamme property stretches 20 to 60 kilometres east of the Sleeping Giant mine.

The Company has the option to acquire a 50% interest in the Laflamme Property over a period of four years for the following consideration: cash payments totalling $0.1 million, including a $0.03 million payment upon signing; and exploration expenditures totalling $1.0 million over four years, including $0.3 million in work expenditures during the first year. The Company will be the operator and, following the acquisition of the initial 50% interest, will have the option to acquire an additional 15% interest upon delivery of a feasibility study.

Shebandowan West Project

The Company holds a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies. The land package, which totals approximately 7,842 hectares, is located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company's LDI mine. Vale Inco retains an option to increase its interest from 50 to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

The Shebandowan West Project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine. Management considers the Shebandowan West Project's nickel-copper-PGM mineralization to represent the western extension of the Shebandowan mine ore body. The former Shebandowan mine, in operation from 1972 to 1998, produced 8.7 million tons of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 grams per ton PGM plus gold. An NI 43-101 Technical Report disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a mine development scenario entailing excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site, and transporting it by truck to the LDI property for processing at that mine's original mill. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

The Company received a preliminary economic assessment on the project from SRK. However, in light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan joint venture, including at the Shebandowan West Project. In light for a more favourable outlook for nickel prices, the Company and Vale Inco are considering exploration programs for 2010.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. At September 30, 2009, the Company has no goodwill or intangible assets that would be accounted for under this standard. Accordingly, there is no impact on the consolidated financial statements as a result of the adoption of this standard.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee ("EIC") abstract 173 ("EIC-173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company's adoption of this abstract had no effect on the consolidated financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company's adoption of this abstract had no effect on the consolidated financial statements.

Impact of International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly if the impairment imposed needs to be reassessed.

To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that set out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements).

The Company continues to refine its scoping plan, project timeline, and evaluate the potential impact of existing standards and proposed amendments on its reported balances under IFRS. However, as a result of ongoing analyses and the potential adjustments due to the amendments to key IFRS standards, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. Many factors influence the price of palladium, including global supply, fabrication and investment demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the United States dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on two mines for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining.

Prior to placing the LDI mine on care and maintenance, the Company sold all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. Upon placing the LDI mine on care and maintenance due to low metal prices, the Company has given "force majeure" notice to the smelting firm. The Company will require a new smelting contrat prior to restarting the LDI mine.

These and other risks and uncertainties are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

INTERNAL CONTROLS

Scope Limitation

Effective May 26, 2009, the Company acquired 100% of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately review, design or maintain the internal controls used by Cadiscor and integrate them with those of the Company.

As a result, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Cadiscor from the September 30, 2009 certifications of internal controls.

The acquisition date financial information for Cadiscor is included in the discussion regarding the acquisition contained in this MD&A and in Note 3 of the consolidated financial statements. A summary of the financial information for Cadiscor, expressed in thousands of dollars, which was included in the consolidated financial statements of the Company at September 30, 2009, is provided below.

	Three months ended September 30, 2009	Nine months ended September 30, 2009

Revenue – after pricing adjustments	$–	$–
Loss before discontinued operations and extraordinary items	(536)	(787)

Net loss and comprehensive loss for the period	$(536)	$(787)

As at September 30, 2009

Current assets	$5,209
Non-current assets	45,362
Current liabilities	2,826
Non-current liabilities	2,599

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended September 30, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

Internal Control over Financial Reporting

For the three months and nine months ended September 30, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

With the exception of any impact upon internal controls that may be identified as a result the acquisition of Cadiscor Resources Inc. and the ongoing integration of its operations into the Company, there have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent interim period ended June 30, 2009 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

NON-GAAP MEASURES

This management's discussion and analysis refers to cash cost per ounce which is not a recognized measure under Canadian GAAP. Such a non-GAAP financial measure does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to a similar measure presented by other issuers. Management uses this measure internally. The use of this measure enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that this measure better reflects the Company's performance and is a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile this non-GAAP measure to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements*
(expressed in thousands of dollars	Three months ended September 30			Nine months ended September 30
except per ounce amounts)	2009	**	2008	2009	**	2008

Production costs including overhead	$–		$31,350	$–		$92,679
Smelter treatment, refining and freight costs	–		6,528	–		18,070

	–		37,878	–		110,749
Less by-product metal revenue	–		(6,535)	–		(65,385)

	$–		$31,343	$–		$45,364

Divided by ounces of palladium	–		56,321	–		168,972
Cash cost per ounce (CDN$)	$–		$557	$–		$268
Exchange rate (CDN$1 – US$)	–		1.050	–		1.032

Cash cost per ounce (US$)	$–		$530	$–		$260

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

**
Zero production in 2009 reflects the Company's LDI mine being on a care and maintenance basis.

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